
May 16, 2023

Sharon Levkoviz
Chief Financial Officer
IR-Med, Inc.
ZHR Industrial Zone
Rosh Pina, Israel

> **Re: IR-Med, Inc.**
> **Form 10-K filed March 29, 2023**
> **File No. 000-56492**

Dear Sharon Levkoviz :

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Industrial Applications and Services